                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 24 )*
                                            ----

                           Anixter International Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $1.00 per value
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   035290 10 5
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

              Sheli Z. Rosenberg, Equity Group Investments, L.L.C.
       Two N. Riverside Plaza, Suite 600, Chicago, IL 60606 (312) 466-3990
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                December 3, 1999
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled our for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                          ---------------------------
CUSIP No.  035290  10  5               13D              Page   2   of   17
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SZRL Investments
        36-6561094
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Illinois
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
    NUMBER OF
     SHARES                   570,000
  BENEFICIALLY       -----------------------------------------------------------
     OWNED BY         8    SHARED VOTING POWER
  EACH REPORTING
   PERSON WITH
                     -----------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                              570,000
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        570,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.6%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------                          ---------------------------
CUSIP No.  035290  10  5               13D              Page   3   of   17
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Robert H. and Ann Lurie Trust
        36-6944487
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Illinois
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
    NUMBER OF
     SHARES                   2,327,379
  BENEFICIALLY       -----------------------------------------------------------
     OWNED BY         8    SHARED VOTING POWER
  EACH REPORTING
   PERSON WITH
                     -----------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                              2,327,379
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,327,379
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------                          ---------------------------
CUSIP No.  035290  10  5               13D              Page   4   of   17
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Samstock/SZRT, L.L.C.
        ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
    NUMBER OF
     SHARES                   0
  BENEFICIALLY       -----------------------------------------------------------
     OWNED BY         8    SHARED VOTING POWER
  EACH REPORTING
   PERSON WITH
                     -----------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                              0
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------                          ---------------------------
CUSIP No.  035290  10  5               13D              Page   5   of   17
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Samuel Zell
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
    NUMBER OF
     SHARES                   156,334
  BENEFICIALLY       -----------------------------------------------------------
     OWNED BY         8    SHARED VOTING POWER
  EACH REPORTING
   PERSON WITH
                     -----------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                              156,334
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        156,334
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------                          ---------------------------
CUSIP No.  035290  10  5               13D              Page   6   of   17
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Samstock, L.L.C.
        36-4156890
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
    NUMBER OF
     SHARES                   81,637
  BENEFICIALLY       -----------------------------------------------------------
     OWNED BY         8    SHARED VOTING POWER
  EACH REPORTING
   PERSON WITH
                     -----------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                              81,637
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        81,637
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------                          ---------------------------
CUSIP No.  035290  10  5               13D              Page   7   of   17
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Anda Partnership
        88-0132846
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Nevada
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
    NUMBER OF
     SHARES                   26,668
  BENEFICIALLY       -----------------------------------------------------------
     OWNED BY         8    SHARED VOTING POWER
  EACH REPORTING
   PERSON WITH
                     -----------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                              26,668
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        26,668
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .07%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------                          ---------------------------
CUSIP No.  035290  10  5               13D              Page   8   of   17
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LFT Partnership
        36-6527526
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Illinois
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
    NUMBER OF
     SHARES                   26,668
  BENEFICIALLY       -----------------------------------------------------------
     OWNED BY         8    SHARED VOTING POWER
  EACH REPORTING
   PERSON WITH
                     -----------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                              26,668
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        26,668
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .07%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------                          ---------------------------
CUSIP No.  035290  10  5               13D              Page   9   of   17
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Samstock/SIT, L.L.C.
        36-6934216
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
    NUMBER OF
     SHARES                   4,840,913
  BENEFICIALLY       -----------------------------------------------------------
     OWNED BY         8    SHARED VOTING POWER
  EACH REPORTING
   PERSON WITH
                     -----------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                              4,840,913
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,840,913
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                  ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
            CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE
                  THE SAME MEANING AS THEY HAVE IN THE INITIAL
                      SCHEDULE 13D AND AMENDMENTS THERETO.

Item 2.    Identify and Background

           Item 2 (a) - (c) and (f) is amended to add Samstock/SIT, L.L.C., a Delaware limited liability ("Samstock/SIT") as a Reporting Person:

           Samstock/SIT is a Delaware limited liability company whose sole member is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai"), as trustee of the Sam Investment Trust. The beneficiaries of the Sam Investment Trust are Samuel Zell and members of his family.

           The board of directors of Chai are: Kellie Zell; Matthew Zell; Jo Ann Zell; Sheli Z. Rosenberg; Donald J. Liebentritt; Leah Zell; and Bert Cohen.

           The officers of Chai are: Sheli Z. Rosenberg, President and Chief Executive Officer; Donald J. Liebentritt, Vice President; Robert M. Levin, Senior Trust Officer; and John Zoeller, Vice President, Treasurer, Chief Financial Officer and Assistant Trust Officer.

           The officers of Samstock/SIT are: Samuel Zell, President; Rod F. Dammeyer, Vice President; Donald J. Liebentritt, Vice President; Sheli Z. Rosenberg, Vice President and Greg Stegeman, Treasurer.

           The principal business of Samstock/SIT is investments and the principal business of Chai is to manage trusts.

           Following are the principal occupations of the directors and officers of Chai and the officers of Samstock/SIT: Kellie Zell is currently not employed; Matthew Zell is President of Pro-Net Solutions, Inc., a retailer of computer-related equipment; Jo Ann Zell is a physician; Sheli Z. Rosenberg is President and Chief Executive Officer of Equity Group Investments, L.L.C., ("EGI") a private investment company; Donald J. Liebentritt is Chief Operating Officer of EGI; Leah Zell is an investment portfolio manager with Wanger Asset Management; Bert Cohen is a self-employed investment executive; Robert M. Levin is an attorney; John Zoeller is Vice President - Taxes of EGI; Samuel Zell is Chairman of EGI; Rod F. Dammeyer is Managing Director of EGI Corporate Investments, a division of EGI; and Greg Stegeman is Vice President and Treasurer of EGI. All of the above are citizens of the United States of America.

           (d) and (e) None of the Reporting Persons, and to the best knowledge of the Reporting Persons any of the persons listed above, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

and

Item 5.    Interest in Securities of the Issuer
           Items 3. and 5. are amended to add the following:

           The following transactions have occurred in the last 60 days:

           1) On October 20, 1999, SZRL distributed 220,000 shares to its two partners, 110,000 Shares to the Zell Trust and 110,000 Shares to the Lurie Trust. The Zell Trust then contributed the 110,000 Shares to Samstock/SZRT.

           2) On December 3, 1999, Samstock/SZRT sold the 4,840,913 Shares it beneficially owned to Samstock/SIT at $19.625 per share for total consideration of $95,002,917. The purchase and sale were done for Samuel Zell's personal planning purposes. The source of the funds was Samstock/SIT's working capital. A copy of the Purchase Agreement between Samstock/SZRT and Samstock/SIT is attached hereto as Exhibit 2.


           As of the date hereof, there are 36,151,608 shares issued and outstanding. The 8,029,599 Shares of the Reporting Persons (including 156,334 Shares obtainable by Samuel Zell upon the exercise of options to purchase 156,334 Shares which are currently exercisable or exercisable within 60 days) represent approximately 22% of the Shares which would be issued and outstanding upon the exercise of such options. Of such 8,029,599 Shares, 570,000 or 1.6% are beneficially owned by SZRL; 2,327,379 or 6.4% are beneficially owned by the Lurie Trust; 156,334 or .4% are beneficially owned by Samuel Zell; 81,637 or .2% are beneficially owned by Samstock; 26,668 or .07% are beneficially owned by Anda; 26,668 or .07% are beneficially owned LFT; and 4,840,913 or 13.4% are beneficially owned by Samstock/SIT.

           SZRL has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of the Shares beneficially owned it. The Lurie Trust has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of the Shares beneficially owned by it. Samstock has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of the Shares beneficially owned by it. Mr. Zell has the sole power to vote or to direct the vote of (assuming the exercise of the options to purchase Shares beneficially owned by Mr. Zell) and the sole power to dispose or to direct the disposition of the Shares beneficially owned by him (assuming the exercise of the options to purchase Shares beneficially owned by him). Anda has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of the Shares beneficially owned by it. LFT has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of the Shares beneficially owned by it. Samstock/SIT has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of the Shares beneficially owned by it.

Item 6. Contracts, Arrangements or Understandings With Respect to Securities of the Issuer.
           Item 6. is hereby amended to add the following:

           On December 3, 1999, Samstock/SZRT and Samstock/SIT entered into a Purchase Agreement for the sale by Samstock/SZRT of 4,840,913 Shares to Samstock/SIT.


Item 7.    Exhibits
           Item 7. is hereby amended to add the following:

           Exhibit 2 Purchase Agreement dated December 3, 1999 between Samstock/SZRT and Samstock/SIT.


                                   SIGNATURES

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  December 16, 1999



                             SZRL INVESTMENTS, an Illinois general
                             partnership

                             BY:  Samuel Zell Revocable Trust under
                             agreement dated January 17, 1990, a general partner


                             BY:  /s/  Samuel Zell
                                  ----------------------------------------------
                                  Samuel Zell, Trustee



                             SAMSTOCK/SZRT, L.L.C.

                             BY:  Samuel Zell Revocable Trust under
                             agreement dated January 17, 1990, its sole member


                             BY:  /s/  Samuel Zell
                                  ----------------------------------------------
                                  Samuel Zell, Trustee


                             ROBERT H. AND ANN LURIE TRUST


                             BY:  /s/  Ann Lurie
                                  ----------------------------------------------
                                  Ann Lurie, Co-Trustee

                                /s/ Samuel Zell
                                ------------------------------------------------
                                Samuel Zell



                                SAMSTOCK, L. L. C., a Delaware limited
                                liability company

                                BY:  SZ Investments, L. L. C., a Delaware
                                     limited liability company, its sole member

                                BY: Zell General Partnership, Inc., its sole managing member


                                BY:  /s/  Samuel Zell
                                     -------------------------------------------
                                     Samuel Zell, President



                                LFT PARTNERSHIP, an Illinois general partnership

                                BY:  Jesse Trust, a general partner


                                BY:  /s/  Ann Lurie
                                     -------------------------------------------
                                     Ann Lurie, Trustee


                                ANDA PARTNERSHIP, a Nevada general partnership

                                BY:  Ann Only Trust, a general partner


                                BY:  /s/  Ann Lurie
                                     -------------------------------------------
                                     Ann Lurie, Trustee

                                AND

                                BY:  Ann and Descendants Trust, a general
                                     partner


                                BY:  /s/  Ann Lurie
                                     -------------------------------------------
                                     Ann Lurie, Trustee


                                SAMSTOCK/SIT, L.L.C.


                                BY:  /s/  Samuel Zell
                                     -------------------------------------------
                                     Samuel Zell, President

                                  EXHIBIT INDEX




    EXHIBIT
     NUMBER                     DESCRIPTION                           PAGE
     ------                     -----------                           ----

       1        Agreement dated June 27, 1995 among the Issuer,          *
                Riverside, Equity and SZRL.

       2        Purchase Agreement dated December 3, 1999               15
                between Samstock/SZRT and SIT.

       *        Previously filed